Exhibit 4.12

GANNETT CO., INC.
2015 DEFERRED COMPENSATION PLAN
RULES FOR POST-2004 DEFERRALS

Amendment No. 6

Gannett Co., Inc. (the “Company”) hereby amends the Gannett Co., Inc. 2015 Deferred Compensation Plan, Rules for Post-2004 Deferrals, as amended (the “Plan”), as follows:

1.             Effective as of the closing date (the “Merger Date”) under that certain Agreement and Plan of Merger, dated as of August 5, 2019, by and among New Media Investment Group Inc., the Company, Arctic Holdings LLC, and Arctic Acquisition Corp., Section 1.1 is amended by adding the following to the end thereof:

On the closing date (the “Merger Date”) under that certain Agreement and Plan of Merger, dated as of August 5, 2019 (the “Merger Agreement”), by and among New Media Investment Group Inc., a Delaware corporation (the “Parent”), the Company, Arctic Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Intermediate Holdco”), and Arctic Acquisition Corp., a Delaware corporation and a direct, wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation.  Pursuant to the terms of the Merger Agreement, each share of common stock of the Company outstanding immediately prior to the effective time of the merger (the “Merger Effective Time”) (other than any Company Excluded Shares or Dissenting Shares, as defined in the Merger Agreement) will be converted into (1) the right to receive $6.25 in cash, and (2) .5427 shares of Parent common stock, with cash being paid in lieu of any fractional shares.  On the Merger Date, Parent will be renamed “Gannett Co., Inc.”.  As a consequence of the merger, the Gannett stock fund shall continue to be called the Gannett stock fund but such fund will be deemed to be invested in Parent common stock, not Company common stock.  From and after the Merger Effective Time, references herein to Company stock, Company common stock or similar references shall refer to Parent common stock.

2.             Effective as of the Merger Date, Section 2.6 is amended by adding the following new subsection (e) to the end thereof:

(e)
As a consequence of the merger under the Merger Agreement, each share of the Company’s common stock outstanding immediately prior to the Merger Effective Time (other than any Company Excluded Shares or Dissenting Shares, as defined in the Merger Agreement) will be converted into (1) the right to receive $6.25 in cash, and (2) .5427 of a Parent common stock share, with cash being paid in lieu of any fractional shares.  Notwithstanding any provision to the contrary, (i) as soon as administratively practicable after the closing of the merger under the Merger Agreement,  each Participant’s or Beneficiary’s hypothetical share of the cash merger consideration received by the Gannett stock fund will be deemed reinvested in the Plan’s default investment fund (i.e., the Participant’s or Beneficiary’s age appropriate life cycle fund); (ii) as of the Merger Effective Time, the Gannett stock fund will be deemed invested in Parent common stock, not Company stock; and (iii) as of the Merger Effective Time, restricted stock unit awards deferred by Directors into the Plan will be deemed to have been converted into Parent awards as provided in the Merger Agreement.

IN WITNESS WHEREOF, Gannett Co., Inc. has caused this Amendment to be executed by its duly authorized officer as of November 18, 2019.

GANNETT CO., INC.

By:	/s/ David Harmon
Name:	David Harmon
Title:	Chief People Officer